Exhibit 23.13

CONSENT OF RENE LEBLANC

I, Rene LeBlanc, hereby consent to the use of my name in connection with reference to my involvement in the preparation and review of the scientific and technical information contained in the Annual Report on Form 40-F of Lithium Americas Corp. (the “Company”) for the year ended December 31, 2019 (the “Form 40-F”), filed with the United States Securities and Exchange Commission (the “SEC”).

I also hereby consent to the use of my name in connection with reference to my involvement in the preparation and review of the scientific and technical information, and to the inclusion or incorporation by reference of the scientific and technical information related to me in the Company’s Form S-8 Registration Statement being filed with the SEC, and any amendments thereto.

/s/ Rene LeBlanc
Rene LeBlanc

May 8, 2020